NO ACT

PE
1-11-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010493

January 26, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-26-2010

Re: Medco Health Solutions, Inc.
Incoming letter dated January 11, 2010

Dear Mr. Chevedden:

This is in response to your letters dated January 11, 2010, January 19, 2010 and January 26, 2010 concerning the shareholder proposal you submitted to Medco. We also have received a letter from Medco dated January 19, 2010. On January 4, 2010, we issued our response expressing our informal view that Medco could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerelv.

Thomas J. Kim
Chief Counsel &
Associate Director

cc: Lori B. Marino
Vice President & Assistant General Counsel,
Corporate Law and Business Development
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2010

Ms. Meredith Cross, Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Ms. Elizabeth M. Murphy, Secretary
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Request for reconsideration or Commission review of no-action determinations regarding shareholder proposals to:
CVS/Caremark Corp. (January 5, 2010),
Medco Health Solutions (January 4, 2010),
Honeywell International (January 4, 2010), and
Safeway, Inc. (January 4, 2010).

Dear Ms. Cross and Ms. Murphy:

I write on behalf of the proponents (which includes me in regard to the Medco propsal) with respect to each of these recent no-action determinations to request that the Division of Corporation Finance reconsider its position in each of these four no-action determinations. Should the Division not change its position, we request that the Commission exercise discretionary review under section 202.1(c) of the Commission's regulations. These determinations – and others still pending – raise novel issues of substantial importance to shareholders and companies alike.

Each of the cited resolutions asks that the company in question take the necessary steps to permit holders of ten percent of the outstanding shares to call a special meeting (or as low a figure above ten percent as state law authorizes). The resolutions also recommend that the rights of shareholders under such a special meeting provision should not contain exceptions that did not apply to the same extent as management or the board.

In response, each of the companies announced plans – hitherto not disclosed to the shareholders – to put forward a management proposal that would allow shareholders to call a special meeting, but at significantly higher thresholds, which range from 20 percent to 40 percent.

By every indication, these board actions were purely defensive in nature and were intended to prevent shareholders from voting on the lower thresholds proposed in each resolution. Each of the four companies thus advised the proponents and the staff that the proposals would be omitted under SEC Rule 14a-8(i)(9), which authorizes the omission of a proposal that "directly conflicts" with a management proposal. The staff accepted this argument in each of the letters.

We are asking the staff to reconsider its position and, failing that, for the Commission to review

The parallels are striking and warrant staff reconsideration and/or review by the full Commission. In the two TARP cases, both the management proposal dealt with the same issue, yet no conflict was found between a management request for a vote on the topic this year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt lower threshold to govern the calling of such meeting in the future.

The only pertinent conflict is thus between the four no-action determinations that are the subject of this letter and the staff's prior decisions on the scope of Rule 14a-8(i)(9).

Thank you for your consideration of request.

Sincerely,



John Chevedden

cc: Nick Rossi (CVS and Safeway proposals)
June Kreutzer and Cathy Snyder (Honeywell proposal)
Thomas Moffatt, CVS/Caremark Corp.
Lori B. Marino, Medco Health Solutions
Thomas Larkins, Honeywell International
Laura Donald, Safeway, Inc.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 19, 2010

Ms. Meredith Cross, Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549


RECEIVED
JAN 21 2010
OFFICE OF THE SECRETARY

Ms. Elizabeth M. Murphy, Secretary
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Request for reconsideration or Commission review (supplement) of no-action determinations regarding shareholder proposals to:
CVS/Caremark Corp. (January 5, 2010),
Medco Health Solutions (January 4, 2010),
Honeywell International (January 4, 2010), and
Safeway, Inc. (January 4, 2010).

Dear Ms. Cross and Ms. Murphy:

I write further on behalf of the proponents (which includes the undersigned in regard to the Medco proposal) and in response to the CVS January 15, 2010 letter with respect to each of these recent no-action determinations to request that the Division of Corporation Finance reconsider its position in each of these four no-action determinations. Should the Division not change its position, we request that the Commission exercise discretionary review under section 202.1(c) of the Commission's regulations. These determinations – and others still pending – raise novel issues of substantial importance to shareholders and companies alike.

Each of the cited resolutions asks that the company in question take the necessary steps to permit holders of ten percent of the outstanding shares to call a special meeting (or as low a figure above ten percent as state law authorizes). The resolutions also recommend that the rights of shareholders under such a special meeting provision should not contain exceptions that did not apply to the same extent as management or the board.

CVS/Caremark Corp. (January 5, 2010) responded to the CVS December 14, 2009 no action request with the Holidays intervening and was issued in 22-days without consideration of any proponent letter. On January 6, 2010 the attached proponent letter with exhibits was forwarded to the Division.

The January 15, 2010 CVS letter argues, "it is difficult to imagine a more cogent [convincing] example of two directly conflicting proposals." If this were accepted as correct then the company would be in the position of claiming that, a management proposal calling for *raising* the percentage of shareholders able to call a special meeting and a rule 14a-8 proposal called for *lowering* the percentage of shareholders able to call a special meeting, would be less of a purported conflict.

The company inexplicably claims that it is impossible to adopt a certain percentage threshold to call a special meeting after a shareholder vote in favor and at the same time consider a shareholder recommendation for a lower percentage threshold.

The company claims that a certain unifying principle to decide the issue of non-conflicting proposals cannot apply to proposals of varying topics. The issue on this topic is particularly easy to measure because it involves percentage numbers on a scale, whereas the precedents of *Cypress* and *Genzyme,* which CVS recognized, do not involve numbers and are not as easy to compare.

When a proponent takes the initiate on a rule 14a-8 proposal topic, that proponent and all the shareholders should not be penalized by exclusion of a precatory proposal, especially when the company chooses to follow the proponent's lead – but to a significantly lesser degree. **Especially after the proponent takes the initiative, the company should not be able to hijack this proposal topic in a weakened form with slight rearrangement year after year – to completely deny all precatory shareholder input on this important topic in its original form of a 10%-threshold.**

All four of the above companies received an immediate email of the initial January 11, 2010 Request for reconsideration and as of late January 19, 2010 only CVS had responded.

Each of the companies announced plans – hitherto not disclosed to the shareholders – to put forward a management proposal that would allow shareholders to call a special meeting, but at significantly higher thresholds, which range from 20 percent to 40 percent.

By every indication, these board actions were purely defensive in nature and were intended to prevent shareholders from voting on the lower thresholds proposed in each resolution. Each of the four companies thus advised the proponents and the staff that the proposals would be omitted under SEC Rule 14a-8(i)(9), which authorizes the omission of a proposal that "directly conflicts" with a management proposal. The staff accepted this argument in each of the letters.

We are asking the staff to reconsider its position and, failing that, for the Commission to review and clarify the application of this provision. The issue is important enough to warrant staff consideration and Commission review because the no-action determinations are in conflict with prior no-action decisions. We cited several of these determinations in supplemental filings with the staff; although the supplemental letters were attached to the staff no-action letters, because of the New Year's holiday, our letters may have arrived too late to be considered on their merits.

Specifically the no-action letters here cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the company appeared in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In the four cases here, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the staff and/or the Commission should clarify that no-action relief is unavailable to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal, and the shareholder proposal is not binding, but merely recommends a different course on the same topic and can be adopted prospectively even if the management proposal should pass. This related point is also important enough to warrant reconsideration and/or Commission review, because there is often no conflict between precatory and binding resolutions.

It is entirely possible that shareholders will favor and vote for a binding management proposal to give them the power to call a special meeting, even at a 20% or 40% level, if such a right does not currently exist. However, shareholders may prefer that the threshold be set at a lower level, such as the 10% level recommended in the shareholder resolutions here.

Putting both items on the proxy card does not create a conflict. The management proposal will be effective upon adoption. The shareholder proposal will not; it will only be a recommendation that the board take *additional* action by considering the issue afresh and taking steps to adopt a second bylaw effectuating the 10% threshold, not the higher limit.

Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a threshold ranging from 20% to 40% (depending on the company); it would also advise the board that the shareholders prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit that sort of dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

We note in this regard that the staff determination here conflicts with two rulings from March 2009 rejected an (i)(9) defense involving competing say-on-pay proposals at the upcoming meeting. The management proposal was a request that shareholders cast an advisory vote on pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on the topic regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

The parallels are striking and warrant staff reconsideration and/or review by the full Commission. In the two TARP cases, both the management proposal dealt with the same issue, yet no conflict was found between a management request for a vote on the topic this year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt lower threshold to govern the calling of such meeting in the future.

The only pertinent conflict is thus between the four no-action determinations that are the subject of this letter and the staff's prior decisions on the scope of Rule 14a-8(i)(9).

Thank you for your consideration of request.

Sincerely,



John Chevedden
Medco proposal

cc: Nick Rossi (CVS and Safeway proposals)
June Kreutzer and Cathy Snyder (Honeywell proposal)
Thomas Moffatt, CVS/Caremark Corp.
Lori B. Marino, Medco Health Solutions
Thomas Larkins, Honeywell International
Laura Donald, Safeway, Inc.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
CVS Caremark Corporation (CVS)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the December 14, 2009 no action request.

This proposal topic for 10% of shareholder to be able to call a special meeting already won 61%-suport at the CVS 2009 annual meeting according to the attached page from The Corporate Library. This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

This proposal topic even won 55%-support at Time Warner (TWX) in 2009 after Time Warner already adopted a 25%-threshold for shareowners to call a special meeting.

The company has the burden under Rule 14a-8(g) of establishing that an exemption applies:
Rule 14a-8(g)
Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

In *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998) and *Genzyme* (March 20, 2007), the Division denied no-action relief as to golden parachute and board diversity proposals, respectively, even though there appeared to be direct conflicts as to the content of the proposals, when it appeared that the company in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In this case, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the Division should not grant no-action relief to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal and the shareholder proposal is not binding, but merely recommends an enhanced course on the same topic and can be adopted prospectively even if the management proposal should pass.

There appears to be no conflict in this case. Shareholders may well favor and vote for a proposal to enhance voting rights at a 25% level, but they may also favor adoption of a lower threshold of 10%. Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at 25% and advise the board that the shareholders would prefer a lower threshold.

That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit productive dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

Although the company cited no-action decisions such as Becton Dickinson in which similar proposals were excluded, the proponents there did not cite these earlier precedents, which the Division has not overruled or modified and thus remain good law.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Thomas Moffatt <TSMoffatt@cvs.com>



Board Analyst

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CVS Caremark Corporation (CVS)

Proponent: William Steiner
Proxy Year: 2009
Date Filed: 03/24/2009
Annual Meeting Date: 05/06/2009
Next Proposal Due Date: 11/25/2009
Shareholder Proposal Type: Call Special Meetings
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	699,475,075	**Won Simple Majority Vote?**	Yes
Votes Against:	441,387,593	**VotesFor/VotesFor+Against:**	61.31%
Abstentions:	2801694	**VotesFor/TotalVotes:**	61.16%
Total Votes:	1,143,664,362	**VotesFor/Shares Outstanding:**	47.99%
Broker Non-Votes:	313,731,158		

PROPOSAL TEXT:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings. This proposal topic also won impressive support (based on 2008 yes and no votes) at the following companies:

Occidental Petroleum (OXY) 66% Emil Rossi

FirstEnergy Corp. (FE) 67% Chris Rossi

Marathon Oil (MRO) 69% Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's

[CVS: Rule 14a-8 Proposal, October 24, 2009, November 24, 2009]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 61%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $24 million for CEO Thomas Ryan. Mr. Ryan's non-qualified deferred compensation (NQDC) was worth more than $40 million.

Thomas Ryan, Terrence Murray (our Lead Director) and Marian Heard (on our audit and nomination committees) were designated as "Flagged (Problem) Directors" by The Corporate Library due to their involvement with FleetBoston, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity. Plus our directors served on these boards rated "D" by The Corporate Library: Thomas Ryan (our CEO), Yum! Brands (YUM) and Bank of America (BAC), David Dorman, Yum! Brands (YUM) and Richard Swift, Hubbell (HUBB).

Directors Lance Piccolo and Kristen Gibney Williams had non-director links with our company – independence concerns. As CEO Mr. Ryan had a total of 3 directorships plus Richard Swift and Sheli Rosenberg had 5 directorships – over-commitment concerns.

We had no shareholder right to act by written consent, cumulative voting or an independent board chairman. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2010

Ms. Meredith Cross, Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Ms. Elizabeth M. Murphy, Secretary
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

3 Re: Request for reconsideration or Commission review (supplement) of no-action determinations regarding shareholder proposals to:
CVS/Caremark Corp. (January 5, 2010),
Medco Health Solutions (January 4, 2010),
Honeywell International (January 4, 2010), and
Safeway, Inc. (January 4, 2010).

Dear Ms. Cross and Ms. Murphy:

I write further on behalf of the proponents (which includes the undersigned in regard to the Medco proposal) and in response to the CVS January 15, 2010 letter with respect to each of these recent no-action determinations to request that the Division of Corporation Finance reconsider its position in each of these four no-action determinations. Should the Division not change its position, we request that the Commission exercise discretionary review under section 202.1(c) of the Commission's regulations. These determinations – and others still pending – raise novel issues of substantial importance to shareholders and companies alike.

Each of the cited resolutions asks that the company in question take the necessary steps to permit holders of ten percent of the outstanding shares to call a special meeting (or as low a figure above ten percent as state law authorizes). The resolutions also recommend that the rights of shareholders under such a special meeting provision should not contain exceptions that did not apply to the same extent as management or the board.

Using the methodology in the Medco January 19, 2010 letter Medco could also assert it is "impossible for the Company to ascertain the actual intent behind the vote of its shareholders" regarding a single proposal at the 40%-threshold. Using the company methodology shareholder voting on a lone 2010 proposal for a 40%-threshold could have four meanings.

If shareholders support the 40%-proposal it could mean that shareholders accept the 40%-threshold as adequate or reject the 40%-threshold as inadequate (but vote yes because they see it as a first step to achieve the 10%-threshold).

Or if shareholders reject the 40% proposal it could mean that shareholders reject the 40%-threshold or that they support the 40%-threshold but wish to express their dissatisfaction with the company maneuvering to deny shareholders the opportunity to vote on a lower threshold.

When the maneuvering to make this proposal toothless becomes more widely held public information just before the annual meeting, a lone proposal could yield ambiguous or inconclusive results in the above 4-flavors at least by applying the Medco metholoddgy.

The company suggests that shareholders would submit proposals a year before the annual meeting, but does not cite one past example of its suggestion occurring for a proposal on any topic. The company argument seems to be based on a false premise that companies have been proactive on the special meeting topic for the last few years and proponents are belatedly taking notice.

CVS/Caremark Corp. (January 5, 2010) responded to the CVS December 14, 2009 no action request with the Holidays intervening and was issued in 22-days without consideration of any proponent letter. On January 6, 2010 the attached proponent letter with exhibits was forwarded to the Division.

The January 15, 2010 CVS letter argues, "it is difficult to imagine a more cogent [convincing] example of two directly conflicting proposals." If this were accepted as correct then the company would be in the position of claiming that, a management proposal calling for *raising* the percentage of shareholders able to call a special meeting and a rule 14a-8 proposal called for *lowering* the percentage of shareholders able to call a special meeting, would be less of a purported conflict.

The company inexplicably claims that it is impossible to adopt a certain percentage threshold to call a special meeting after a shareholder vote in favor and at the same time consider a shareholder recommendation for a lower percentage threshold.

The company claims that a certain unifying principle to decide the issue of non-conflicting proposals cannot apply to proposals of varying topics. The issue on this topic is particularly easy to measure because it involves percentage numbers on a scale, whereas the precedents of *Cypress* and *Genzyme,* which CVS recognized, do not involve numbers and are not as easy to compare.

When a proponent takes the initiate on a rule 14a-8 proposal topic, that proponent and all the shareholders should not be penalized by exclusion of a precatory proposal, especially when the company chooses to follow the proponent's lead – but to a significantly lesser degree. **Especially after the proponent takes the initiative, the company should not be able to hijack this proposal topic in a weakened form with slight rearrangement year after year – to completely deny all precatory shareholder input on this important topic in its original form of a 10%-threshold.**

All four of the above companies received an immediate email of the initial January 11, 2010 Request for reconsideration and as of late January 19, 2010 only CVS had responded.

Each of the companies announced plans – hitherto not disclosed to the shareholders – to put forward a management proposal that would allow shareholders to call a special meeting, but at significantly higher thresholds, which range from 20 percent to 40 percent.

By every indication, these board actions were purely defensive in nature and were intended to prevent shareholders from voting on the lower thresholds proposed in each resolution. Each of the four companies thus advised the proponents and the staff that the proposals would be omitted under SEC Rule 14a-8(i)(9), which authorizes the omission of a proposal that "directly conflicts" with a management proposal. The staff accepted this argument in each of the letters.

We are asking the staff to reconsider its position and, failing that, for the Commission to review and clarify the application of this provision. The issue is important enough to warrant staff consideration and Commission review because the no-action determinations are in conflict with prior no-action decisions. We cited several of these determinations in supplemental filings with the staff; although the supplemental letters were attached to the staff no-action letters, because of the New Year's holiday, our letters may have arrived too late to be considered on their merits.

Specifically the no-action letters here cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the company appeared in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In the four cases here, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the staff and/or the Commission should clarify that no-action relief is unavailable to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal, and the shareholder proposal is not binding, but merely recommends a different course on the same topic and can be adopted prospectively even if the management proposal should pass. This related point is also important enough to warrant reconsideration and/or Commission review, because there is often no conflict between precatory and binding resolutions.

It is entirely possible that shareholders will favor and vote for a binding management proposal to give them the power to call a special meeting, even at a 20% or 40% level, if such a right does not currently exist. However, shareholders may prefer that the threshold be set at a lower level, such as the 10% level recommended in the shareholder resolutions here.

Putting both items on the proxy card does not create a conflict. The management proposal will be effective upon adoption. The shareholder proposal will not; it will only be a recommendation that the board take *additional* action by considering the issue afresh and taking steps to adopt a second bylaw effectuating the 10% threshold, not the higher limit.

Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a threshold ranging from 20% to 40% (depending on the company); it would also advise the board that the shareholders prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit that sort of dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

We note in this regard that the staff determination here conflicts with two rulings from March

2009 rejected an (i)(9) defense involving competing say-on-pay proposals at the upcoming meeting. The management proposal was a request that shareholders cast an advisory vote on pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on the topic regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

The parallels are striking and warrant staff reconsideration and/or review by the full Commission. In the two TARP cases, both the management proposal dealt with the same issue, yet no conflict was found between a management request for a vote on the topic this year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt lower threshold to govern the calling of such meeting in the future.

The only pertinent conflict is thus between the four no-action determinations that are the subject of this letter and the staff's prior decisions on the scope of Rule 14a-8(i)(9).

Thank you for your consideration of request.

Sincerely,



John Chevedden
Medco proposal

cc: Nick Rossi (CVS and Safeway proposals)
June Kreutzer and Cathy Snyder (Honeywell proposal)
Thomas Moffatt, CVS/Caremark Corp.
Lori B. Marino, Medco Health Solutions
Thomas Larkins, Honeywell International
Laura Donald, Safeway, Inc.



Board Analyst

THE CORPORATE LIBRARY
56 Northport Drive, 1st Floor
Portland, ME 04103-3657
877-479-7500 Toll Free US
207-874-6921 | 207-874-6925 fax
Email

CVS Caremark Corporation (CVS)

Proponent: William Steiner
Proxy Year: 2009
Date Filed: 03/24/2009
Annual Meeting Date: 05/06/2009
Next Proposal Due Date: 11/25/2009
Shareholder Proposal Type: Call Special Meetings
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	699,475,075	**Won Simple Majority Vote?**	Yes
Votes Against:	441,387,593	**VotesFor/VotesFor+Against:**	61.31%
Abstentions:	2801694	**VotesFor/TotalVotes:**	61.16%
Total Votes:	1,143,664,362	**VotesFor/Shares Outstanding:**	47.99%
Broker Non-Votes:	313,731,158		

PROPOSAL TEXT:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings. This proposal topic also won impressive support (based on 2008 yes and no votes) at the following companies:

Occidental Petroleum (OXY) 66% Emil Rossi

FirstEnergy Corp. (FE) 67% Chris Rossi

Marathon Oil (MRO) 69% Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's

[CVS: Rule 14a-8 Proposal, October 24, 2009, November 24, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 61%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $24 million for CEO Thomas Ryan. Mr. Ryan's non-qualified deferred compensation (NQDC) was worth more than $40 million.

Thomas Ryan, Terrence Murray (our Lead Director) and Marian Heard (on our audit and nomination committees) were designated as "Flagged (Problem) Directors" by The Corporate Library due to their involvement with FleetBoston, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity. Plus our directors served on these boards rated "D" by The Corporate Library: Thomas Ryan (our CEO), Yum! Brands (YUM) and Bank of America (BAC), David Dorman, Yum! Brands (YUM) and Richard Swift, Hubbell (HUBB).

Directors Lance Piccolo and Kristen Gibney Williams had non-director links with our company – independence concerns. As CEO Mr. Ryan had a total of 3 directorships plus Richard Swift and Sheli Rosenberg had 5 directorships – over-commitment concerns.

We had no shareholder right to act by written consent, cumulative voting or an independent board chairman. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]



Lori B. Marino
Vice President & Assistant
General Counsel, Corporate Law
& Business Development

Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

tel 201 269 5869
fax 201 243 7033
lori_marino@medco.com

January 19, 2010

Via Courier
Via E-Mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 –
Response to Letter Submitted by Mr. John Chevedden on January 11, 2010

Ladies and Gentlemen:

Medco Health Solutions, Inc. ("Medco" or the "Company") is writing in response to a letter received from John Chevedden (the "Proponent") requesting that the staff of the Division of Corporation Finance (the "Staff") reconsider its recent grant of no-action relief to Medco. In a no-action letter dated January 4, 2010 (the "No-Action Letter"), the Staff concurred that Medco may exclude, under Rule 14a-8(i)(9), a certain shareholder proposal from the Proponent from the proxy statement and form of proxy for Medco's 2010 Annual Meeting (the "2010 Proxy Materials").

Medco intends to include a proposal in its 2010 Proxy Materials asking its shareholders to approve a charter amendment requiring the Company to call a special meeting of shareholders upon the request of holders of record of at least 40% of the Company's outstanding common stock (the "Company Proposal"). The Proponent's proposal requests the calling of special meetings by holders of 10% of the Company's outstanding common stock. The Proponent now argues that these two proposals, despite including materially different thresholds for the percentage of shares required to call special shareholder meetings, do not conflict for the purposes of Rule 14a-8(i)(9), and that the Staff should require Medco to include both proposals in the 2010 Proxy Materials. The Company believes that the position taken by the Staff in the No-Action Letter, and in the Staff's previous decisions to permit exclusion of a shareholder proposal under circumstances nearly identical to the Company's,[1] is correct.

---

[1] *See International Paper Co.* (avail. Mar. 17, 2009) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings; *EMC Corp.* (avail. Feb. 24, 2009) (same).

According to the Proponent, since the Company Proposal is binding and his own proposal is precatory, including both proposals in the 2010 Proxy Materials does not create a conflict. He argues that adoption of both proposals "will only be a recommendation that the board take *additional* action by. . . taking steps to adopt a second bylaw effectuating the 10% threshold, not the higher limit." His assertion of the importance of a vote in which both proposals are approved illustrates precisely why these proposals are in conflict and should not be on the same ballot.

The Proponent is incorrect when he presumes that passage of both proposals can only have the singular meaning that he divines. In fact, Medco cannot assume that adoption of both proposals means that 10% is the threshold preferred by Medco shareholders. The Proponent fails to acknowledge a completely contrary "meaning" of the vote: the stockholders actually preferred the Company Proposal but because the Company Proposal requires a vote that is more difficult to obtain (*i.e.*, a majority of all outstanding shares) than his own proposal (which requires only a majority of the votes cast), a rational shareholder who, as a matter of policy, is in favor of allowing shareholders to call a special meeting would vote in favor of both proposals out of concern that the Company Proposal may not achieve the higher required vote. In other words, a shareholder could actually prefer the Company Proposal but, in order to ensure the passage of something, also vote for the Proponent's proposal based on the pragmatic assessment that it is an easier vote to obtain. The difference in voting standards required by the binding Company Proposal and the Proponent's precatory proposal makes it impossible for the Company to ascertain the actual intent behind the vote of its shareholders despite assertions to the contrary by the Proponent. The confusion inherent in the inclusion of both proposals would not be in the best interests of Medco's shareholders, and would lead to the exact type of "inconsistent and ambiguous results" that the Staff has consistently interpreted Rule 14a-8(i)(9) to avoid.

The Proponent also suggests that the Staff should adopt an entirely new standard under Rule 14a-8(i)(9) to the effect that a shareholder proposal cannot be omitted as conflicting with a management proposal that was approved by the board after the shareholder proposal was received. We believe this is an entirely unworkable and inappropriate test. In our experience, boards of public companies and their corporate governance committees often conduct corporate governance reviews toward the end of each fiscal year to determine whether any changes to their corporate governance practices are appropriate. This is done to ensure that the various proxy disclosures relating to corporate governance matters and any company proposals included in the proxy statement reflect the most current views and recommendations of management and the board as a company prepares for its next annual meeting. Due to the Rule 14a-8 deadline, it is often the case that the Company may have received shareholder proposals prior to this time. There would be no benefit to adopting a policy that would encourage boards to make corporate governance determinations at a time even further removed from the date of the annual meeting. In addition, we note that there is no limit to how early a shareholder can submit a proposal under Rule 14a-8.

Adoption of this standard could encourage proponents to submit preemptive proposals as early as a year before the annual meeting to ensure that their proposal could not be excluded under Rule 14a-8(i)(9). Finally, this test is irrelevant to the Staff's stated rationale for permitting exclusion under Rule 14a-8(i)(9), which relates to whether the proposals present "alternative and conflicting decisions for shareholders" and whether "submitting both proposals to a vote could provide inconsistent and ambiguous results." The timing of the board's decision and the receipt of the shareholder proposal is irrelevant to these considerations.

In accordance with Rule 14a-8(j) of the Exchange Act, a copy of this submission is being sent simultaneously to the Proponent. If the Staff has any questions with respect to the foregoing, please contact me at (201) 269-5869. I also may be reached by facsimile at (201) 243-7033 and would appreciate it if you would send any response to me by facsimile to that number.

Very truly yours,



Lori B. Marino

Cc:
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

David B. Snow, Jr. (Medco Health Solutions, Inc.)
Thomas M. Moriarty (Medco Health Solutions, Inc.)



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

January 4, 2010

Lori B. Marino
Vice President & Assistant General Counsel,
Corporate Law and Business Development
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

Re: Medco Health Solutions, Inc.
Incoming letter dated December 16, 2009

Dear Ms. Marino:

This is in response to your letters dated December 16, 2009 and December 22, 2009 concerning the shareholder proposal submitted to Medco by John Chevedden. We also have received letters from the proponent dated December 18, 2009, December 27, 2009 and December 30, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 4, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Medco Health Solutions, Inc.
Incoming letter dated December 16, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Medco's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that Medco may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Medco seeking approval of a charter amendment to require Medco to call a special meeting of shareholders upon the request of holders of record of at least 40% of Medco's outstanding common stock. You also represent that the proposal and the charter amendment sponsored by Medco directly conflict because they include different thresholds for the percentage of shares required to call special shareholder meetings. You indicate that the proposal and the matter sponsored by Medco present alternative and conflicting decisions for shareholders. Accordingly, we will not recommend enforcement action to the Commission if Medco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Lori B. Marino
Vice President & Assistant
General Counsel, Corporate Law
& Business Development

Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

tel 201 269 5869
fax 201 243 7033
lori_marino@medco.com

December 22, 2009

Via Courier
Via E-Mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 –
Response to Letter Submitted by Mr. John Chevedden on December 18, 2009

Ladies and Gentlemen:

Medco Health Solutions, Inc. ("Medco") is writing to correct a misstatement made by John Chevedden (the "Proponent") in his letter, dated December 18, 2009, responding to Medco's no-action request, dated December 16, 2009 (the "No-Action Request").

In the No-Action Request, Medco requested that the staff of the Division of Corporation Finance (the "Staff") confirm that it would not recommend enforcement action if, in reliance on Rule 14a-8(i)(9), Medco excludes from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials") a certain shareholder proposal from the Proponent, as conflicting with the Company's own proposal (the "Company Proposal").

The Proponent states in his response letter that Medco "needs absolutely no shareholder vote" to implement the Company Proposal. This is incorrect. As explained in the No-Action Request, Medco's certificate of incorporation expressly denies the right of shareholders to call a special meeting. For this reason, Medco's certificate of incorporation must be amended to remove this prohibition if the Company Proposal is to be implemented. Under Section 242 of the Delaware General Corporation Law, any amendment to Medco's certificate of incorporation must be approved by a majority of the Company's outstanding stock entitled to vote thereon. Therefore, Medco could not implement the Company Proposal without a shareholder vote.

In accordance with Rule 14a-8(j) of the Exchange Act, a copy of this submission is being sent simultaneously to the Proponent. If the Staff has any questions with respect to the foregoing, please contact me at (201) 269-5869. I also may be reached by facsimile at (201) 243-7033 and would appreciate it if you would send your response to me by facsimile to that number.

Very truly yours,



Lori B. Marino

Cc:
Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

David B. Snow, Jr. (Medco Health Solutions, Inc.)
Thomas M. Moriarty (Medco Health Solutions, Inc.)

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 18, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 John Chevedden's Rule 14a-8 Proposal
Medco Health Solutions, Inc. (MHS)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the December 16, 2009 no action request.

The purpose of this proposal was not to prompt the useless and unnecessary shareholder vote on this topic that the company is planning. To adopt the company's weak version of this proposal – the company needs absolutely no shareholder vote. On its face the company proposal is weak or extremely weak – the company provides no details on how much weaker it will be other than it will require 4-times the votes to enable a special shareholder meeting compared to the shareholder proposal (40% vs. 10%).

Such a vote could lead to at least two opposite interpretations. Under this distress circumstance against-votes on this popular topic at the company's 2010 annual meeting could be interpreted as a rejection of management's strategy to give shareholders a meaningless vote on its weak version of this proposal topic in order to dodge a vote on a more serious version of this same proposal topic proposed by a shareholder.

Shareholders would also be deceived because when shareholders are given an opportunity to vote on a topic – they naturally believe that this enhances their rights. However when shareholders are given the "opportunity" to vote on a weak management version of this topic in order to prevent them from voting on a stronger shareholder proposal on this same topic, the shareholders who learn of this context may view this as a subtraction from their rights.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Lori B. Marino <lori_marino@medco.com >

[MHS: Rule 14a-8 Proposal, November 15, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, independent investment research firm rated our company "High Concern" in executive pay – $13 million for our CEO David Snow. Mr. Snow's bonus was nearly 300% of his base salary (200% was a more generally accepted maximum) and reflected upward *discretionary* adjustments by our executive pay committee. $5 million of Mr. Snow's pay came from the vesting of 105,000 shares of restricted stock. This vesting was triggered only by the passage of time – not performance. Mr. Snow also received our most against-votes.

Our board was the only significant current directorship for three of our directors: Myrtle Potter, Blenda Wilson and John Cassis. This could indicate a significant lack of current transferable director experience. Plus such directors were assigned to four seats on our most important board committees. At the other extreme our Lead Director, Michael Goldstein, served on five boards including boards rated "D" by The Corporate Library: Charming Shoppes (CHRS) and Martha Stewart (MSO).

We had no shareholder right to act by written consent, cumulative voting or an independent board chairman. Plus an 80%-vote was required to remove a director for cause. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 John Chevedden's Rule 14a-8 Proposal
Medco Health Solutions, Inc. (MHS)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the December 16, 2009 no action request, supplemented December 22, 2009.

If the company is allowed to dodge publishing this rule 14a-8 proposal, calling for 10% of holders to call a special meeting, by taking steps to include text in its charter for holders of 4-times this percentage of outstanding shares to have the right to call a special meeting, then what would prevent the company from responding to a similar 2011 proposal by merely changing the charter percentage to 35% or 50% to dodge publication of this proposal topic again.

This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

What would prevent the company from thus having an evergreen method to forever dodge publication of this popular rule 14a-8 proposal topic, calling for 10% of holders to call a special meeting, in any material way.

A further response is under preparation.

Sincerely,



John Chevedden

cc:
Lori B. Marino <lori_marino@medco.com >

[MHS: Rule 14a-8 Proposal, November 15, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, independent investment research firm rated our company "High Concern" in executive pay – $13 million for our CEO David Snow. Mr. Snow's bonus was nearly 300% of his base salary (200% was a more generally accepted maximum) and reflected upward *discretionary* adjustments by our executive pay committee. $5 million of Mr. Snow's pay came from the vesting of 105,000 shares of restricted stock. This vesting was triggered only by the passage of time – not performance. Mr. Snow also received our most against-votes.

Our board was the only significant current directorship for three of our directors: Myrtle Potter, Blenda Wilson and John Cassis. This could indicate a significant lack of current transferable director experience. Plus such directors were assigned to four seats on our most important board committees. At the other extreme our Lead Director, Michael Goldstein, served on five boards including boards rated "D" by The Corporate Library: Charming Shoppes (CHRS) and Martha Stewart (MSO).

We had no shareholder right to act by written consent, cumulative voting or an independent board chairman. Plus an 80%-vote was required to remove a director for cause. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 30, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 John Chevedden's Rule 14a-8 Proposal
Medco Health Solutions, Inc. (MHS)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This further responds to the December 16, 2009 no action request, supplemented December 22, 2009.

The company has the burden under Rule 14a-8(g) of establishing that an exemption applies.

In *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998) and *Genzyme* (March 20, 2007), the Division denied no-action relief as to golden parachute and board diversity proposals, respectively, even though there appeared to be direct conflicts as to the content of the proposals, when it appeared that the company in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In this case, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the Division should not grant no-action relief to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal and the shareholder proposal is not binding, but merely recommends a different course on the same topic and can be adopted prospectively even if the management proposal should pass.

There appears to be no conflict in this case. Shareholders may well favor and vote for a proposal to enhance voting rights at a 40% level, but they may also favor adoption of a lower threshold of 10%. Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at 40% and advise the board that the shareholders would prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit that sort of dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

Although the company cites no-action decisions such as Becton Dickinson in which similar proposals were excluded, the proponents there did not cite these earlier precedents, which the Division has not overruled or modified and thus remain good law.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Lori B. Marino <lori_marino@medco.com>

[MHS: Rule 14a-8 Proposal, November 15, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, independent investment research firm rated our company "High Concern" in executive pay – $13 million for our CEO David Snow. Mr. Snow's bonus was nearly 300% of his base salary (200% was a more generally accepted maximum) and reflected upward *discretionary* adjustments by our executive pay committee. $5 million of Mr. Snow's pay came from the vesting of 105,000 shares of restricted stock. This vesting was triggered only by the passage of time – not performance. Mr. Snow also received our most against-votes.

Our board was the only significant current directorship for three of our directors: Myrtle Potter, Blenda Wilson and John Cassis. This could indicate a significant lack of current transferable director experience. Plus such directors were assigned to four seats on our most important board committees. At the other extreme our Lead Director, Michael Goldstein, served on five boards including boards rated "D" by The Corporate Library: Charming Shoppes (CHRS) and Martha Stewart (MSO).

We had no shareholder right to act by written consent, cumulative voting or an independent board chairman. Plus an 80%-vote was required to remove a director for cause. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Cypress Semiconductor Corp.
WSB No.: 031698021
Public Availability Date: Wednesday, March 11, 1998
Act Section Rule
1934 14(a) 14a-8
Abstract:
A shareholder proposal, which requests that this company make a greater effort to find qualified women and minority candidates for nomination to its board of directors, issue a public statement committing the company to a policy of board inclusiveness with a program to further these goals, and issue a report describing its efforts to encourage diversified representation on the board, its criteria for board qualification and the process of selecting board candidates and committee members, may not be omitted from the companyÆs proxy material under rules 14a-8(c)(9), 14a-8(c)(8) and 14a-8(c)(7).

Cypress Semiconductor Corp. (Recon.)
WSB No.: 060898001
Public Availability Date: Friday, April 3, 1998
Act Section Rule
1934 14(a) 14a-8
Abstract:
The Commission has determined not to review the staff's position set forth in Cypress Semiconductor Corp., SEC No-Action Letters Ind. & Summaries (WSB) #031698021 (March 11, 1998), in which the staff stated that a shareholder proposal which requests this company make a greater effort to find qualified women and minority candidates for nomination to its board of directors, issue a public statement committing the company to a policy of board inclusiveness with a program to further these goals, and issue a report describing its efforts to encourage diversified representation on the board, its criteria for board qualification and the process of selecting board candidates and committee members may not be omitted from the company's proxy material under rules 14a-8(c)(9), 14a-8(c)(8) and 14a-8(c)(7). Letters/Releases cited in SEC response: Cypress Semiconductor Corp., SEC No-Action Letters Ind. & Summaries (WSB) #031698021 (March 11, 1998)

Genzyme Corp.
WSB No.: 0326200702
Public Availability Date: Tuesday, March 20, 2007
Act Section Rule
1934 14(a) 14a-8
Abstract:
...A shareholder proposal, which urges this company's board to seek shareholder approval for future golden parachute plans that exceed 2.99 times the sum of an executive's base salary plus bonus, may not be omitted under rule 14a-8(i)(9). The staff notes the company's representation that it decided to submit the company proposal on the same subject matter to shareholders in response to receipt of this proposal.



Lori B. Marino
Vice President & Assistant
General Counsel, Corporate Law
& Business Development

Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

tel 201 269 5869
fax 201 243 7033
lori_marino@medco.com

December 16, 2009

Via Courier
Via E-Mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 –
Omission of Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

Medco Health Solutions, Inc. ("Medco" or the "Company") has received the shareholder proposal attached as Exhibit A (the "Proposal") from John Chevedden (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). Medco intends to omit the Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8(i)(9). We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its 2010 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, the Company has:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Securities and Exchange Commission; and
- concurrently sent copies of this correspondence to the Proponent.

By copy of this letter, Medco notifies the Proponent of its intention to omit the Proposal from its 2010 Proxy Materials. Medco agrees to promptly forward to the Proponent any Staff response to Medco's no-action request that the Staff transmits to Medco by facsimile.

This letter is being submitted electronically pursuant to Question C of Staff Legal Bulletin No. 14D (Nov. 7, 2009). We are e-mailing this letter, including the Proposal attached as Exhibit A, to the Staff at shareholderproposals@sec.gov.

THE PROPOSAL

The resolution contained in the Proposal reads as follows:

> "RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

BASIS FOR EXCLUSION

The Company believes that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal would directly conflict with a proposal to be submitted by the Company at its 2010 Annual Meeting.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company at its 2010 Annual Meeting.

Neither the Company's certificate of incorporation nor its bylaws currently contains a provision that permits shareholders to call a special shareholder meeting. The Company's certificate of incorporation, in fact, expressly denies the right of shareholders to call a special meeting. The Company intends to submit a proposal at its 2010 Annual Meeting asking the Company's shareholders to approve an amendment to the Company's certificate of incorporation requiring the Corporation to call a special meeting of shareholders upon the request of holders of record of at least 40% of the Company's outstanding common stock (the "Company Proposal"). The Company Proposal will also set forth corresponding bylaw amendments implementing the right of holders of at least 40% of the Company's outstanding common stock to cause the Company to call a special meeting, which amendments will take effect upon shareholder approval of the certificate of incorporation. The amendments contemplated in the Company Proposal would not provide shareholders holding less than 40% of the outstanding shares of common stock with any right to call a special meeting.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Commission Release No. 34-40018, at n. 27* (May 21, 1998). The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., Becton, Dickinson and Co.* (avail. Nov. 12, 2009) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *H.J. Heinz Co.* (avail. May 29, 2009) ("*Heinz II*") (same); *International Paper Co.* (avail. Mar. 17, 2009) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings); *EMC Corp.* (avail. Feb. 24, 2009) (same); *Herley Industries Inc.* (avail. Nov. 20, 2007) (concurring in the exclusion of a shareholder proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Co.* (avail. Apr. 23, 2007) ("*Heinz I*") (concurring in the exclusion of a shareholder proposal requesting that the company adopt simple majority voting when the company planned to submit a proposal reducing any super-majority provisions from 80% to 60%); *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require a 30% vote for calling such meetings).

The Staff has previously permitted exclusion of a shareholder proposal under circumstances nearly identical to the Company's. In both *International Paper Co.* and *EMC Corp.*, cited above, the Staff concurred in excluding a proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal which would provide that right only to holders of 40% of the outstanding common stock. The Staff noted in its response to each company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results." The Staff also noted in each response that the shareholder proposal "has terms and conditions that conflict with" the company's proposal. As in *International Paper Co.* and *EMC Corp.*, the Company Proposal and the Proposal would directly conflict because they include different thresholds for the percentage of shares required to call special shareholder meetings. Specifically, the Company Proposal calls for a 40% ownership threshold, which clearly conflicts with the Proposal's request for a 10% ownership threshold, just as in *International Paper Co.* and *EMC Corp. See also Becton, Dickinson and Co., Heinz II, and Gyrodyne Company of America, Inc.*

Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2010 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Because the Company Proposal and the Proposal differ in the threshold percentage of share ownership to call a special shareholder meeting, there is potential for conflicting outcomes if the Company's shareholders consider and adopt both the Company Proposal and the Proposal.

Therefore, because the Proposal directly conflicts with the Company Proposal, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(9).

If the Staff has any questions with respect to the foregoing, please contact me at (201) 269-5869. I also may be reached by facsimile at (201) 243-7033 and would appreciate it if you would send your response to me by facsimile to that number.

Very truly yours,



Lori B. Marino

Cc:
Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

David B. Snow, Jr. (Medco Health Solutions, Inc.)
Thomas M. Moriarty (Medco Health Solutions, Inc.)

184201

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. David B. Snow
Chairman of the Board
Medco Health Solutions, Inc. (MHS)
100 Parsons Pond Dr
Franklin Lakes NJ 07417

Rule 14a-8 Proposal

Dear Mr. Snow,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden
Rule 14a-8 Proponent since 1996

November 15, 2009
Date

cc: Thomas M. Moriarty <thomas_moriarty@medco.com >
Corporate Secretary
PH: 201 269-3400

[MHS: Rule 14a-8 Proposal, November 15, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, independent investment research firm rated our company "High Concern" in executive pay – $13 million for our CEO David Snow. Mr. Snow's bonus was nearly 300% of his base salary (200% was a more generally accepted maximum) and reflected upward *discretionary* adjustments by our executive pay committee. $5 million of Mr. Snow's pay came from the vesting of 105,000 shares of restricted stock. This vesting was triggered only by the passage of time – not performance. Mr. Snow also received our most against-votes.

Our board was the only significant current directorship for three of our directors: Myrtle Potter, Blenda Wilson and John Cassis. This could indicate a significant lack of current transferable director experience. Plus such directors were assigned to four seats on our most important board committees. At the other extreme our Lead Director, Michael Goldstein, served on five boards including boards rated "D" by The Corporate Library: Charming Shoppes (CHRS) and Martha Stewart (MSO).

We had no shareholder right to act by written consent, cumulative voting or an independent board chairman. Plus an 80%-vote was required to remove a director for cause. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***